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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Celanese AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number)

Celanese Europe Holding GmbH & Co. KG
c/o Celanese Corporation
Attention: Curt Shaw
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ITEM 4. PURPOSE OF THE TRANSACTION.
SIGNATURE

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     This Amendment No. 15 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2003 (as it may be amended from time to time, the “Schedule 13D”) with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 15 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
ITEM 4. PURPOSE OF THE TRANSACTION.
     The information set forth in Item 4 is hereby amended and supplemented with the following:
     On November 4, 2005, Celanese Corporation issued a press release which announced that the board of directors of Celanese Corporation resolved in a regular meeting to cause BCP Crystal to request that the Celanese AG shareholders’ meeting resolve upon the transfer to BCP Crystal of the Ordinary Shares owned by the remaining minority Celanese Shareholders in exchange for fair cash compensation pursuant to §§ 327a et seq. of the German Stock Corporation Act. This procedure is referred to as a “squeeze-out.” The amount of the fair cash compensation that would be paid to the Celanese Shareholders in connection with a squeeze-out will be determined by BCP Crystal on the basis of an analysis of the fair enterprise value (Unternehmensbewertung) of Celanese AG at the time of the shareholders’ meeting in which a resolution to effect the squeeze-out is adopted. Celanese AG tentatively plans to obtain the shareholder resolution to effect the squeeze-out at its next annual meeting in 2006.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 8, 2005

CELANESE EUROPE HOLDING GMBH & CO. KG By: Celanese Europe Management GmbH
By:	/s/ Chinh E. Chu
	Name:	Chinh E. Chu
	Title:	Authorized Person